May 11, 2016

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Ms. Shannon Sobotka, Staff Accountant
Mr. Isaac Esquivel, Staff Accountant

Re:	Colony Starwood Homes
Form 10-K for the Fiscal Year Ended December 31, 2015
Filed February 29, 2016
Form 8-K filed February 29, 2016
File No. 1-36163

Dear Ms. Sobotka:

Colony Starwood Homes (the “Company”) hereby responds to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in your letter dated April 27, 2016 (the “Comment Letter”), regarding the Company’s Form 10-K for the fiscal year ended December 31, 2015 and the Company’s Form 8-K, filed with the Commission on February 29, 2016. For the convenience of the Staff, the Company has set forth below the comments contained in the Comment Letter followed by the Company’s response to each comment.

Form 8-K filed on February 29, 2016

Exhibit 99.1 Press Release, dated February 29, 2016

Total NOI, Total NPL NOI, Total Non-Stabilized Portfolio NOI and Total Stabilized Portfolio NOI, page 13

COMMENT:

1.	We note that you define total NOI as total revenue less property operating and maintenance expenses, real estate taxes and insurance expenses and mortgage loan servicing costs. However based on your reconciliation it appears that total NOI includes unrealized gain on non-performing loans, net. Please clarify and revise your disclosure in future press releases.

RESPONSE: As reflected in the NOI reconciliation on page 14 of Exhibit 99.1 to the Company’s Form 8-K filed on February 29, 2016 (the “February 2016 8-K”), the Company includes unrealized gain (loss) on non-performing loans, net in the calculation of Total NOI but excludes such amount from Total Stabilized Portfolio NOI and Non-Stabilized Portfolio NOI. The Company will clarify its definition and presentation of Total NOI in future filings.

Exhibit 99.2 Quarterly financial supplement, dated as of February 29, 2016

Estimated NAV, page 18

COMMENT:

2.	We note from reviewing your Estimated NAV reconciliation that you no longer present the “Less estimated renovation reserve” line in your reconciliation to Estimated SFR Value. Please tell us and revise your presentation in future filings to clarify whether Estimated SFR Value is net of the estimated renovation reserve and quantify the amount.

RESPONSE: In the definition of Estimated NAV on page 18 of Exhibit 99.2 to the February 2016 8-K, the Company states that the automated valuation model (“AVMs”) valuations provided by its third-party AVM service provider are prepared as if homes are in “after repair” condition, and, as such, the Company has factored the estimated cost of the completion of prospective repairs into the presentation of the estimated value for its homes. In the Company’s filings prior to the February 2016 8-K, the Company separately presented the estimated aggregate cost of such “after repair” improvements in its Estimated NAV reconciliation as an “estimated renovation reserve” line. Because the Company does not, in fact, maintain such a reserve for such improvements, the Company determined that the presentation of the Estimated NAV reconciliation in the February 2016 8-K would be improved by netting the impact of the estimated cost of “after repair” improvements against the other items included in the final property value in the “increase in estimated fair value of investments in real estate” line.

Since the date of the February 2016 8-K, the Company has worked with its AVM service provider to refine the AVM valuations so that the valuations are prepared without assuming the homes are in “after repair” condition, which has eliminated the need for an adjustment relating to the estimated cost of “after repair” improvements. In future filings, the Company expects to use such refined AVM valuations in the calculation of its Estimated NAV, and the Company will revise the definitions and reconciliations in such filings accordingly.

COMMENT:

3.	Notwithstanding the above, we note that the adjustments to increase investments in real estate and non-performing loans to fair value differ from the fair value adjustments to these same line items as presented in the pro forma financial statements included in your Form 8-K filed on March 22, 2016. Please clarify.

RESPONSE: At the time of the February 2016 8-K, the adjustment to increase investments in non-performing loans to fair value included in the Company’s Estimated NAV was based on the assessment of the Company’s management (“Management”) that the resolution of all non-performing loans in the Company’s portfolio on an individual loan basis was the most probable outcome for such portfolio. Accordingly, the unit of account for valuation purposes was deemed to be each individual loan. However, at the time of the Company’s Form 8-K filed on March 22, 2016 (the “March 2016 8-K”), as a result of the merger transaction (the “Merger”), Management determined that a combination of both individual resolutions and bulk sales was the most probable outcome for such portfolio. As a result of this change in strategy, certain loans in the Company’s non-performing loan portfolio in the March 2016 8-K were aggregated and valued on a pooled basis, which resulted in a lower aggregate fair value estimate than if the unit of account was deemed to be each individual loan.

In addition, the adjustment to increase investments in real estate to fair value in the March 2016 8-K differed from such adjustment in the February 2016 8-K primarily because, during the time between these filings, and as part of completing the Company’s purchase price allocation for the Merger, Management gathered additional information for homes that were targets for near-term dispositions which allowed the Company to make a better estimate of fair value for such homes.

In future filings, the Company will provide additional clarity around Management’s assessments (including, if applicable, any changes thereto with respect to timing or otherwise) and other relevant assumptions used in determining the adjustments to increase investments in non-performing loans and real estate to fair value.

The Company acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you need any further information, please contact Ryan A. Berry, Executive Vice President, General Counsel and Secretary, by phone at 480-800-3497 or by email at ryan.berry@colonystarwood.com or Arik Prawer, Chief Financial Officer, by phone at 480-800-3365 or by email at Arik.Prawer@colonystarwood.com.

Sincerely,

/s/ Ryan A. Berry
Ryan A. Berry Executive Vice President, General Counsel and Secretary